April 5, 2005

United States Securities and Exchange Commission

Mail Stop 4-7

450 Fifth Street, N. W.

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.

Form 10-K for the fiscal year ended May 31, 2004

Filed August 25, 2004

Forms 10-Q for the quarters ended August 31, 2004 and

November 30, 2004

Forms 8-K filed August 11, 2004 and January 13, 2005

File No. 1-08694

Dear Mr. Spirgel:

This letter will confirm the time extension granted by your office to Team, Inc. to file an amended Form 10-K to revise the Rule
13a-14(a) certifications and to respond to your letter of March 22, 2005 until April 14, 2005. The extension was granted in a phone conversation today with Derek B. Swanson, Staff Attorney and David Walz, Staff Accountant with representatives of Team, Inc.

Thank you for your cooperation.

Very truly yours,

/s/ Ted W. Owen

Ted Owen

Senior Vice President and Chief Financial Officer